FILED BY JAZZ TECHNOLOGIES, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.
COMMISSION FILE NO. 1-32832

FINAL TRANSCRIPT

TSEM – Q1 2008 Tower Semiconductor Earnings & Acquisition of

Jazz Technologies Conference Call

Event Date/Time: May 20, 2008 / 10:00 AM ET

Operator

Ladies and gentlemen, thank you for standing by.  Welcome to the Tower Semiconductors First Quarter 2008 Financial Results and Jazz Technologies Acquisition Conference Call.

(OPERATOR INSTRUCTIONS)

Joining us today are Mr. Russell Ellwanger, Tower’s CEO and Mr. Oren Shirazi, CFO, as well as Mr. Paul Pittman, the CFO of Jazz Technologies.  I would like to turn the call over Limor Asif, Director of Investor Relations and Communications.  Please go ahead.

Limor Asif – Tower Semiconductor – Director – IR & Communications

Thank you and welcome to Tower Semiconductor’s conference call to discuss our financial results for the first quarter of 2008 as well as the acquisition of Tower – of Jazz Technologies, which was announced after the close of the United States market yesterday.

Russell will begin with remarks about the first quarter’s highlights, followed by Oren, with an analysis of our first quarter results. Russell will then return to discuss Tower’s acquisition of Jazz. Also joining us on today’s call is Paul Pittman, Jazz Technologies’s CFO. Paul will make a few comments about the transaction later and then will be available for a question and answer session.

There is a slide presentation that we’ll be using during Tower’s — during Russell’s comments regarding Jazz, which may be accessed through the home page of Tower’s website at www.towersemi.com. After management’s prepared remarks, we will begin the question and answer session.

Before we begin, I would like to remind you that some statements made during this call may be forward-looking and are subject to uncertainties and risk factors that could cause actual results to be different from those currently expected.

These uncertainties and risk factors are fully disclosed in our Form 20-F and &K, filed with the Securities and Exchange Commission as well as filings with the Israel Security Authority. They’re also available on our website as well as our Forms F-1 and F-3. Tower assumes no obligation to update any such forward-looking statements. Now I’d like to turn the call over to our CEO, Russell Ellwanger. Please go ahead.

Russell Ellwanger – Tower Semiconductor – CEO

Thank you, Limor. Welcome and thank you very much for joining us today.

As Limor mentioned, last night we announced the signing of the definitive agreement to acquire Jazz Technologies. This is very exciting news for us and I look forward to discussing it in detail in a few moments, but first I’d like to spend a few minutes on our first quarter highlights.

The first quarter revenue was within guidance at $57.6 million, and that being its second highest in the company’s history. Continued focus on operational efficiencies contributed to a $10.6 million improvement to the bottom line over the prior year period. And we as well will continue to focus on and pursue additional operational efficiencies on an ongoing basis.

On a sequential basis, our revenue was down 6.5%, on par with the foundry industry means, and demonstrated a year-over-year improvement of about 4%. Oren will discuss our financial results in more detail in a few moments, but first I’d like to review a few of our key business and technological developments that occurred during the quarter.

In Fab1, utilization exceeded 80% for the quarter. During last quarter’s earnings conference call I had mentioned that we were close to an agreement with Vishay Siliconix, in which we would adapt our present contracts to the current product’s demand for trench MOSFETs as well as transfer additional differentiated product platforms to Tower for manufacturing.

During the first quarter, this multi-year agreement was reached, and we are well underway to qualify the new platforms. For the second quarter, we expect Fabl will continue to maintain utilization above 80% and we expect to approach the fab model of 90% in the second half of 2008, as the 160 new products that were taped out in 2007 will ramp into production.

In Fab2, we are on track with previous announcements with respect to the arrival, installation and qualification of additional tools, which increase Fab2 capacity to approximately 30,000 wafers per month, which is requisite to winning several new contracts. Both Tabs are performing to world-class benchmarks on operational efficiency, planned yield and on schedule delivery.

In March, we announced the ramp of production for N-trig’s digitizer chips, utilizing our 0.18 micron advanced process. These chips are targeted at the fast-growing tablet PC market, for which N-trig has shown substantial differentiation.

Additionally, we announced the ramp of production for Canesta’s 3D image sensors. These Canesta vision sensors are produced utilizing the specialty image sensors of our 0.18 micron technology process and are targeted at the gaming and automotive industries.

Canesta — Tower and Canesta co-worked to implement the capability to follow objects in three-dimensions and real-time, in any light conditions on a chip, which can be produced using conventional CMOS platforms. As a result, these sensors will have high availability at a low cost, both of which make them an attractive option for mass market opportunities for electronic perception technology.

In Q4, we released 0.18 micron power management platform, which provides a dual 1.8 volt [bi-bolt] gate and a 12-volt, 25-volt and 42-volt drain voltage with world-class, very low [RDS-on] LD MOS transistors. It received strong customer interest, with multiple products that have already been taped out on this platform this quarter.

In Q1, we also released 0.35 micron, 1.8 volt to 6-volt platform capable of 20 kilovolt, human body model VSD. We expect first customer products to tape out in the second quarter. In addition, within our portfolio of high EST production, we enabled an up to 20-kilovolt, human body modeled EST on a 0.18 micron platform. We have not realized progress towards receiving the committed grants from the Israeli government investment center and are seriously considering taking action within Q2.

Looking at Q2, were guiding the revenue to be in the range of 56 million to 60 million, predominantly flat to Q1 performance.

With that, I’ll turn the call over to Oren for a review of our financial results, after which we shall introduce the Jazz acquisition. Oren?

Oren Shirazi - Tower Semiconductor – CFO

Thank you, Russell, and hello everyone. First I would like to remind everyone that beginning with the fourth quarter of 2007, we now report our financial results in accordance with U.S. GAAP. With that being said, I would like to note that the financial tables in the earnings release include financial information that may be considered non-GAAP financial measures under Regulation G and related reporting requirements, (inaudible) by the Securities and Exchange Commission, as they apply to our company.

Namely, this release also presented financial data, which is reconciled, as indicated by the footnote below the table on a non-GAAP basis after deducting, A, depreciation and amortization expenses, and, B, compensation expenses in respect to option grants.

Non-GAAP financial measures should be evaluated in conjunction with, and are not substitute for, GAAP financial measures. The table also contains the comparable GAAP financial measures to the non-GAAP financial measures, as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. Further, the non-GAAP financial information presented herein should not be considered in isolation or as substitute for operating income, net income or loss, cash flows provided by the operating, investing and financing activities or other income or cash flow statements that are prepared in accordance with GAAP.

Now I will turn to our financial results for the first quarter of 2008. Russell mentioned, with the positive revenues of $57.6 million, which was the second highest revenue quarter in the company’s history and represents an increase of 4% when compared to revenue of 55.6 in the same period last year. On a non-GAAP basis, our gross profit for the first quarter of 2008 was $21 million, representing 36% gross margins, which is similar to previous quarter’s margins.

Also on a non-GAAP basis, our operating profit or EBITDA for the first quarter of 2008 was $12 million, representing 21% operating margins, also similar to previous quarter’s margins. In light of the U.S. dollar weakness and the overall challenging market conditions, we are satisfied that we will be successful in maintaining our non-GAAP gross and operating profit level, mainly due to operational efficiency and cost reduction focus.

Calculated in accordance with GAAP, we narrowed the bottom line loss to become $29.6 million for the first quarter of ‘08, an improvement of $11 million year-over-year. Cash flow from operations for the first quarter of ‘08 was again positive for the sixth consecutive quarter and totaled $4 million. EBITDA for the first quarter of 2008 was positive for the tenth consecutive quarter and totaled $12 million. Total GAAP operating expenses during the quarter were $10.7 million, representing 19% of revenue, an improvement as compared to 21% in the same period one year ago.

In terms of shareholders’ position update, as you may know, Alliance Semiconductor, traded under ticker ALSV.PK, has been a large shareholder of Tower’s for many years. Since 2006, Alliance Semiconductor has been liquidating the company’s assets and returning profit to its shareholders. As part of a new strategic direction, that’s of course, following a change of control in Alliance.

One of Alliance’s largest assets was more than $10 million shares of Tower’s common stock. Based on Alliance’s recent filings, the Alliance has completed the sales of its entire holdings of our ordinary shares due to its strategic decision described [aloud] through sales in the open market, a significant portion of which occurred during the first four months of 2008. As a result, Alliance has no remaining balance of ordinary shares of Tower.

One final note before I hand the call back to Russell is a discussion on sales by major customers. During the first quarter of 2008, we continue to expand our customer base. We had a total over 60 customers in both fabs. Our leading and largest customers in the first quarter of 2008 were SanDisk Corporation, Atheros Communications, [Zuon], Medtronics Group, International Rescue Fire and [Sitel] for Fab2 and Vishay Siliconix and On Semiconductor for Fab1. That’s it.

Russell Ellwanger - Tower Semiconductor – CEO

Great. Thank you, Oren. I’d like now to spend more than a few minutes discussing this morning’s announcement about signing the definitive agreements to acquire Jazz Technologies.

As Limor mentioned at the beginning of the call, there is a slide presentation associated with my comments that can be accessed in the investor relations section of our website at www.towersemi.com. Hopefully many of you will have access to that presentation. I will try, however, to present in a way that whether you have that presentation or not, you will be able to follow.

So if we first start with slide three, and that’s a transaction overview, we announced an offer to purchase all of the outstanding shares of Jazz Technologies in a stock per stock transaction through which each share of Jazz common stock will be converted into a 1.8 multiplier of Tower’s ordinary shares. Based on the $1.16 closing price of Tower’s stock on May 19th, the total consideration will be approximately $169 million, which includes the net debt of approximately $129 million.

We expect the transaction to close in the second half of this year, which is contingent upon the approval of Jazz’s shareholders and other customary closing conditions and regulatory approvals. Following the close of the merger, we expect to be the leading pure play specialty foundry in the world and become number seven overall in pure play foundry.

For those of you who are not familiar with Jazz, it is an independent wafer foundry based in Newport Beach, California, which was spun out of Conexant in 2002. Jazz was primarily focused on analog-intensive mixed signal process technologies, including specialty process technologies, such as enhanced RF CMOS, silicon germanium, [Bi-CMOS] and BCD. To utilize these technologies to target high-growth end markets, such as wireless communications and consumer electronics. Over the 12-month period ending March 28th, 2008, Jazz had a total revenue of $210.4 million, with EBITDA of $28.2 million.

If you’ll move now please to slide number four, in looking at our two companies, we have several reasons to believe that this transaction is highly synergistic and in the best interest of both companies’ shareholders.

Additionally, we believe that the combination of our companies will be a significant catalyst in achieving long-term growth as it, number one, increases our capacity and scale, which will help attracting additional customers and cost reductions. Two, expands our global presence in order to allow geographic reach and wider, more effective distribution.

Three, combines Tower’s and Jazz’s specialized process technologies, resulting in an expanded leadership position with the addition of silicon germanium, RF CMOS, Bi-CMOS/DMOS, on top of Tower’s CMOS image sensors, power management, non-volatile memory and RF CMOS processors. Number four, it expands our advanced technology portfolio to enable higher margins.

And five, expands and diversifies our customer base in high-growth end markets. And as a result of these items, it provides the potential for significant revenue and cost synergies.

If you looked at slide five, as I mentioned, the acquisition of Jazz will provide the new Tower with significantly enhanced capacity and scale while also expanding our geographic footprint. Slide six is a mapping of the Jazz facility in Newport Beach, California, with a wafer-per-month capacity of about 200,000 — I’m sorry, wafer per year capacity of above 200,000. It shows Tower’s facilities in Midgal Haemek, Israel, with a wafer per year capacity of above 480,000.

And as well, shows the holdings of Jazz, of HHNEC, 10% ownership piece in Shanghai, China, with a manufacturing agreement, and ASMC with a manufacturing agreement that will supply at least approximately 70k wafers per year.

In addition to that, we then have sales offices in Santa Clara, California, the present headquarters of Jazz in Newport Beach, California, sales offices in the United Kingdom, from Jazz in the United Kingdom and Holland, sales reps from Tower, a rep in Hsinchu, Taiwan from Tower, a rep office in Tokyo, Japan, where both Tower and Jazz are represented. And as well you have, in Shanghai, in China, in addition to the holding in HHNEC, a full-time employee base held by Jazz Technologies.

If we move then to slide seven, in this area, you can see how the combination of Tower and Jazz would move us to approximately $440 million per annum on a pro forma basis for 2007, which of all of the specialty foundries, [Dungbu] being the largest, $510 million, [Bangard] at $486 million, would put us in a number three position within $70 million per annum of the number one producing foundry in 2007 of $510 million, and that being Dungbu.

It moves Tower from a present position of the specialty foundries of number seven and Jazz from a position of number nine into the number three position and then if you look at the non-specialty foundries, those that drive technology node, the largest being TSMC, then UMC, Chartered and SMIC, it puts us in a number seven position overall.

If we move then to slide number eight, Tower and Jazz are also complementary in terms of the products and services, which we offer. Following the integration of the two companies, we will have a leadership position in multiple specialty process technologies, including the CMOS image sensors, silicon germanium, Bi-CMOS, power management, embedded MVM, RF CMOS and Bi-CMOS DMOS, strongly enhancing our ability to provide value-added complete solutions to our customers with the associated higher margins.

If we look at slide nine, we have here a mapping of the post-merger portfolio line up. Both companies have great strength within our respective specialty processes and as can be seen in this mapping, there is very little overlap in our offerings. This chart on slide nine clearly demonstrates that many of the areas where Tower has little or not exposure, Jazz is strong and where Jazz has little exposure, Tower is strong.

Even in areas where the slide shows some overlap, which is the 0.18 micron power platform, when one would take Jazz’s Bi-CMOS DMOS and implement Tower’s 0.18 micron power platform, as previously discussed on the call, add to that Tower’s embedded MVM modules, we create an absolute best-of-breed offering. We believe that this expanded offering will allow us to compete for additional opportunities and as cross sell to both of our existing customer bases.

If we look at the portfolio again, shown on slide nine, this is why we say that we are now, as a combined company, the leading specialty foundry as the breadth and depth of product platform offerings is really the strongest of any specialty foundry of which we have investigated.

If we move on to slide 10, another key benefit and driving factor for this transaction is the diversity within our customer bases and end markets. We believe that the merged company will have better opportunity to realize significant synergies from both a revenue and cost perspective.

If we look at slide 11, you can see that Tower has been one of the fastest growing foundries over the last several years and the absolute fastest when comparing to 2007 revenue to that of 2005. We believe that technologies that we are acquiring as part of this transaction as well as end market access will greatly assist us in continuing to deliver significant growth.

Jazz’s and Tower’s current customers participate in a number of high growth end markets, centered around consumer electronics and wireless communications, including high-definition TV, video game consoles, camera phones, PDAs, wireless LAN access points, networking infrastructures, optical transceivers, biometric security applications, laptop computers, 3D gaming, X-Ray detectors, memory controllers, [decked] phones, RFID and high-end digital cameras.

If you move on, please, to slide number 12, both Tower and Jazz do business with many of the leading fabless and IDM customers in the world with minimum overlap between the two companies. In fact, within each of our top 20 customers, there is absolutely no overlap at all. Due to this fact, we expect that significant cross-selling opportunities will exist between the two, which will drive opportunities for incremental revenue improvement with an existing customer base.

Now in our present time, there’s a very big drive of fabless as well as IDMs to consolidate the foundry partners with which they work. To enter into a customer to which one has previously no exposure is substantially more difficult than by coming in to a satisfied customer with an existing product line and adding to it market growth through complementary products.

So this will be one of the very first strategies that we’ll be pursuing within the combined entity, as offering to Tower’s customers the incremental product families that Jazz offers and introducing to Jazz customers the incremental product process platforms that Tower offers.

Slide 13 is just a summary of the combined company snapshot. More or less a summary of what we’ve discussed. So as a result of this transaction, we’re now a much larger company with over 2,000 employees and a strong global presence.

The acquisition of Jazz also strengthens Tower from the financial perspective, including a 91% increase in revenue to a $443 million based on the last 12 months’ results and EBITDA improves to $79 million over that same period. It is also our expectation that we’ll be able to eliminate approximately $40 million of costs from the combined company’s annual cost structure as a result of operational synergies and economies of scale, which will result in a substantially improved business model.

So with that being said, we’ll look forward very much to your questions. And at this time, I’d like to turn the time over to Paul Pittman, Jazz Technologies’s Chief Financial Officer.

Paul Pittman - Jazz Technologies – CFO

Thank you, Russell. We are excited about joining together with Tower and believe Jazz’s shareholders, customers, employees and other stakeholders will benefit from the enhanced growth, profitability and cash flow prospects of the combined company.

Teaming with Tower will make Jazz larger and more competitive for our current customers and will allow us to broaden our customer base with new technologies.

In particular, we believe Tower’s embedded non-volatile memory technology and their copper 130-nanometer technology will be attractive to our customer base when integrated with our BCD and [Sig-E] process technologies.

We also expect the merger to enhance our ability to access capital, to fund our strategic initiatives, including potential expansions into new applications, executing a more ambitious product road map and expanding our manufacturing capacity. We are excited about the future growth prospects of the combined company and look forward to working with Tower to successfully integrate the two companies.

I’m going to turn the call back over to Russell and will remain on the line for questions. Thank you, Russell.

Russell Ellwanger - Tower Semiconductor – CEO

Thank you, Paul. So in summary, I believe that that the acquisition of Jazz is an ideal strategic fit for Tower, as it strengthens our specialty process offering, expands our capacity and accelerates our transformation to a top-tier specialty foundry.

I’m quite confident that we will realize significant benefits as a combined company, including a comprehensive specialty process portfolio, enhanced scale and manufacturing and distribution, increased long-term growth prospects in high margin products and expanded addressable market, improved geographic footprint and a more diversified customer base.

Were all very excited about this opportunity and we look very forward to reporting our progress in the coming quarters. We’ll now open up the call for questions and answers. Operator?

QUESTIONS AND ANSWERS

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS). The first quarter is Steve Park of Wedbush Morgan Securities. Please go ahead.

Steve Park - Wedbush Morgan Securities – Analyst

Hi. I have two quick questions. I was wondering if you could provide a little bit more color on the $40 million of synergies there. Is that — how much of that would be maybe OpEx versus any other kind of combination of cost savings there?

Russell Ellwanger - Tower Semiconductor –CEO

Certainly. So in several of the rounds of the due diligence process, our respective operational teams, procurement teams, sat together and on the first order did a very simple exercise of best-of-breed contract. But looking just into actual existing contracts with suppliers and taking the one that was the best as far as pricing, there was several tens of millions of dollars of savings off of the present run rate in both companies, just by using best-of-breed contract.

And that does not include at all the economy of scale and the increased ability to negotiate the quality and pricing because of a higher volume requirement. So multiple tens of millions are in the COG side, just on the cost of materials, and then there’s multiple billions that would be had within synergies of activity. Does that answer your question?

Steve Park - Wedbush Morgan Securities – Analyst

Yes. I had one additional quick question. Is there any new customers that you guys could be able to target as you guys increase capacity there? Or are you guys just looking at increase together with any type of customers?

Russell Ellwanger - Tower Semiconductor- CEO

We’re looking at absolutely both. So as I mentioned, the first and the foremost action is to introduce the existing customer base to the combined company’s portfolio and capabilities and within that, off of the combined company, to think of what other strategic actions we should take in order to acquire other customers within our customer portfolio.

But on the first order, it really is to look at the enabling of customers to enjoy a broader process platform portfolio through the merged company.

Steve Park - Wedbush Morgan Securities – Analyst

Great. Thank you.

Operator

The next question is [Sergei Vashtanov] of Oppenheimer. Please go ahead.

Sergei Vashtanov - Oppenheimer – Analyst

Hi, guys. Congratulations on a good quarter and Jazz acquisition.

Russell Ellwanger – Tower Semiconductor – CEO

Thank you.

Sergei Vashtanov - Oppenheimer – Analyst

Kind of please clarify a little bit in the deal structure. I see Jazz had a 19 million shares in addition to 31 million warrants. So how do you account for warrants and what is the — what — do you have some tax complications for the deal as well?

Oren Shirazi - Tower Semiconductor- CFO

So it’s Oren. Hi, Sergei.

Sergei Vashtanov - Oppenheimer – Analyst

Hi.

Oren Shirazi - Tower Semiconductor- CFO

So basically indeed, Jazz had a — had 19 million shares that will be converted at a ratio of 180, which means that they will get — shareholders of Jazz will get, for their shares, approximately 33, 34 million shares of Tower, which if you multiply by 116, which is what our closing price at the NASDAQ yesterday, implies the $40 million that we wrote in the press release.

About the options, maybe Paul will correct me if I am not exact on the exact terms of all the warrants inside Jazz, but if I’m not mistaken, it comes out to be an immaterial amount after you take the options, which are in the money or close to the money. So this in — this huge number you mentioned, offset 3 million options, I believe shall not be considered in a material way. But, Paul, if you can relate to that?

Paul Pittman - Jazz Technologies – CFO

Yes. I’ll amplify on that.

Sergei, as you probably noted, we have approximately $33 million, I’m sorry, 33 million warrants outstanding in our company. Those warrants are — currently have a strike price of $5. So in an economic sense, they are certainly not dilutive to the combined entity.

After the transaction is over, those warrants will be converted into a warrant into Tower shares at the exchange ratio of 1.8 and we’ll obviously have an according — accordingly, a somewhat lower strike price. But again, that strike price will still be materially above current share prices. So if those warrants are exercised in the future, it will lead to substantial cash being brought into Tower. Does that help you understand those?

Sergei Vashtanov – Oppenheimer-Analyst

Yes. Absolutely. I just wonder why we have a huge discount on Jazz shares, countering the market, trading like 30%, 40% below the deal term. So how do you explain it?

Russell Ellwanger - Tower Semiconductor – CEO

Paul?

Paul Pittman - Jazz Technologies – CFO

Russell, I’ll take that if you don’t mind. We are, as you probably know, a relatively modest sized company in the U.S. markets. I believe that the current trading is more a function of the news gradually coming into the marketplace. It is already trading at a material premium to where it — where we had been trading historically. So I would expect to see the gap or the discount, as you call it, gradually close, but it may take a week or more as people become comfortable with the certainty of the transaction.

Sergei Vashtanov - Oppenheimer – Analyst

Okay. But it’s still pretty straightforward. Every shareholder gets 1.8 Tower shares and that’s straightforward though.

Paul Pittman - Jazz Technologies – CFO

Yes, very straightforward.

Sergei Vashtanov - Oppenheimer-Analyst

Okay. Thank you very much. And another question about the integration of two different companies, how do you see the integration? How do you see the – on the operational side, can you comment on this?

Russell Ellwanger - Tower Semiconductor –CEO

What specifically do you mean about on the operational side?

Sergei Vashtanov - Oppenheimer-Analyst

On, I mean, employees and the manufacturing facilities and all things like this? How is that implemented and what is the time line for this?

Russell Ellwanger - Tower Semiconductor- CEO

Well, as far as the manufacturing facilities themselves, the two Tower facilities, the Jazz Newport Beach facility, the operational aspect of it will remain very unchanged. The processes that are being run within the Newport Beach facility are for the most part highly specialized, will continue to be being run there, the customers have no need to fear of any action going on within the Newport Beach facility. Products will be running in the —this transaction, again, will be absolutely transparent to customers and to the products that are being made within the Newport Beach facility as well as within the Tower facility.

We would see that over time that some product platforms that would be newly emerging platforms might either go to Newport Beach or might come to Israel. But as far as day zero through foreseeable future, there is no reduction of the operational capability within Newport Beach or within Israel.

Sergei Vashtanov - Oppenheimer – Analyst

Okay. And in terms of employees, you’re going to take it into account? Or it’s the same — it stays the same way?

Russell Ellwanger - Tower Semiconductor – CEO

We mentioned at the beginning that there are synergies within this deal. The bulk of the synergies, we think, are within the COGS line. There are certainly synergies that will be had within activities, and we’ll look at that very carefully as to what serves the combined company the best and drive that forward.

Sergei Vashtanov - Oppenheimer –Analyst

Okay. Thank you. And the last question, regarding the Jazz guidance published results, the beginning of May, they guided for sequential decline of about 10% on revenues in Q2, so how do you — what covers the weakness and what do you see in the second half of the year? Thank you.

Russell Ellwanger - Tower Semiconductor –CEO

I’ll turn that to you, Paul, please?

Paul Pittman - Jazz Technologies – CFO

Sure. Yes, for the rest of you on the conference call we did our conference call a few weeks ago and we predicted revenue in the second half between $45 million to $40 million — I mean, I’m so sorry. The second quarter, from $45 million to $47 million in revenue. That is a decline from where we have been recently, which was revenues by and large in the low 50s for the last several quarters.

The downturn is the result of the fact that a very substantial amount of our business ends up in cell phone handsets and obviously as consumer demand lessens, particularly in the U.S., but also around the world, as the economy is a little weaker, that has a substantial impact on our business. We believe that that will recover in the second half of the year. That sort of short-term, cyclical downturn is historically common in our business because of how levered we are to the cell phone handsets. So 1 don’t think it’s a long-term trend by any means, but is always a — creates a certain volatility in our revenues.

Sergei Vashtanov - Oppenheimer – Analyst

Okay. Thank you. And why your biggest clients in your facility are like 10% clients? If you could give some names?

Paul Pittman - Jazz Technologies – CFO

Yes. Our major customers would be names like Conexant and Skyworks and RFMD and Toshiba, Marvell. Those are, I think, the rounding up of the top five or so with 10%, roughly 10% or more each.

Sergei Vashtanov - Oppenheimer – Analyst

Okay. Thanks very much. Good luck.

Russell Ellwanger - Tower Semiconductor – CEO

Thank you.

Paul Pittman - Jazz Technologies – CFO

Thank you.

Operator

The next question is [Chris Cook] (inaudible). Please go ahead.

Chris Cook – Analyst

Hi. Can you answer two questions? One is capital spending for the combined company? Or expectations for capital spending annually for the combined company?

And number two would be Jazz has a convert, I assume that’s going to remain outstanding, and where is that going to be in the capital structure of the combined company?

Russell Ellwanger - Tower Semiconductor – CEO

I’m sorry, the second part of your question was what?

Chris Cook – Analyst

Yes. Jazz Semi has a convert outstanding. I assume that’s going to remain outstanding? Is the first question. And then where would that be on your capital structure of the combined company?

Oren Shirazi - Tower Semiconductor – CFO

Fine. So this is Oren. So basically our sustained CapEx for the managed company should be around $30 million per year. So $7 million per quarter I assume. And more than that, what you can expect is in regard to new expansion, mainly in Tower facilities, because as you know, we have our Fab2 facility, which is capable to more than 40,000 wafers per month. This is the building and the facility, but its currently equipped for only — approximately 30k wafers per month, when we will finish to install the new tools that we just purchased. So — but excluding this strength, it is supposed to be sustainable at $30 million a year.

Regarding your other question, so the bonds, yes, they are — the bonds that are at the level of Jazz, they are just that and they continue to remain there. The same, with no change.

Chris Cook – Analyst

Thanks.

Russell Ellwanger - Tower Semiconductor – CEO

Thank you.

Operator

The next question is Eric Rubel of MTR Securities. Please go ahead.

Eric Rubel - MTR Securities – Analyst

Hi, gentlemen. Thanks for taking my call.

Russell, if I could ask you to revisit the $40 million in cost savings, if I heard correctly, the major portion that you refer to is going to come from a saving on sourcing of materials? Could you amplify a little bit on the cost savings?

Russell Ellwanger - Tower Semiconductor – CEO

Well, to give you more granularity is what you want? Specifically what contracts would be —?

Eric Rubel – MTR Securities – Analyst

Well, if I understand correctly, you’re saying that material sourcing between the two companies can be more efficient, that will drive the cost savings?

Russell Ellwanger - Tower Semiconductor – CEO

Yes.

Paul Pittman - Jazz Technologies – CFO

Russell, if you don’t mind, I could start on this one?

Russell Ellwanger - Tower Semiconductor – CEO

Okay.

Paul Pittman - Jazz Technologies – CFO

Just to give you a couple of examples, and then I’ll turn it back over to Russell. For example, both corporations have software licenses for exactly the same products in their respective companies. Obviously after the combination, you’ll only need one license, you may have a slightly higher price for one license then, but you certainly don’t have 2x of one license. And there are, without going through each individual one, which would not be appropriate on this call, there are a huge amount of savings just from items of that nature.

And then when you get to the absolute inputs, the physical inputs within each of our fabs, as Russell said, best-of-breed sort of on price alone will drive huge savings between our combined companies.

Eric Rubel - MTR Securities – Analyst

So, Paul, you’re referring to sort of EDA software contracts?

Paul Pittman - Jazz Technologies – CFO

That would be an example, yes.

Eric Rubel - MTR Securities – Analyst

And is there a magnitude around how much savings could be gained just from the EDA side?

Paul Pittman - Jazz Technologies – CFO

Well, broadly speaking, you could say these contracts are often 1 million or more each per company. So when you collectively look at the different pieces of software, there could be order of magnitude in the fives of millions just from software sorts of examples alone.

Eric Rubel - MTR Securities – Analyst

Okay.

Russell Ellwanger - Tower Semiconductor – CEO

As I’d mentioned, there was identified, literally, tens of millions of dollars that could be had in the material side. So what does that fall into? You have wafers, gases, you have spare parts, so I — it’s fairly straightforward on the materials side of this. And very much, as Paul had said, on the licensing side, we would expect to achieve the economy of scale of a larger company and to see that benefit by not paying two times.

Eric Rubel - MTR Securities – Analyst

Fair enough. And Russell, if I can ask you a quick question about your financial results, when you report non-GAAP numbers, you kind of pro forma for depreciation and amortization. Can you kind of give a little more — discuss that a little bit more? Because typically when I look at pro forma GAAP COGS numbers, I would leave depreciation and amortization in. Are there any kinds of one-time write-ups in here that you’re writing down over a period of time? I would agree stock compensation, inventory write downs could come out, but I’m not familiar with sort of a pro forma for depreciation.

Oren Shirazi - Tower Semiconductor – CFO

Okay. This is Oren. And so there are two reasons. One thing is that we really, from the time that Russell and myself started three years ago on this, we really put focus on moving first to positive EBITDA and then to positive cash flow from operations. So we really think it’s a very good information to the investors to know what is actually the P&L on a cash flow basis. So actually the non-GAAP measure that we gave, you can look at it as this is actually the P&L on a cash basis. So the P&L excludes stock amortization and also fixed assets amortization and depreciation.

This is one. The other thing is that the high amounts that you see now in the depreciation and expenses, namely the COGS, which is approximately 30 million a quarter, this is actually our results of the historical, pretty high, costs to build up to –

Eric Rubel - MTR Securities – Analyst

Okay.

Oren Shirazi - Tower Semiconductor – CFO

So to build up to our Fab2 in the years, mainly, in the year 2003, it totally cost us approximately $1 billion. This $1 billion are going through depreciation. So if you remember, I mentioned before that our sustained capital is maybe $30 million — will generate $30 million without generating approximately 20 or 20-and-something, so it is like $5 million or $6 million a quarter, while you see here 30-and-something million a quarter. So the figure of [6f] depreciation, that is actually not so relevant because it just represents the historical costs, which was spent six years ago.

And so we still bear that until the middle of 2010, since accounting GAAP requires us to depreciate this historical $1 billion over seven years. So we think it is not representing the current operational results of the company. And if you want to see what is the real operational results of the company, it excludes this amount that we paid six years ago.

Eric Rubel – MTR Securities – Analyst

Okay. Fair enough. And then you mentioned the new run rate on CapEx. It’s significantly lower than last year. Is that — what are the factors that are driving that and is it used wafer equipment that you’re primarily focusing on as you go forward?

Oren Shirazi - Tower Semiconductor- CFO

Yes. The recent plant that we purchased, the new tools is mainly for the 0.13, we had 25 to 30% costs on these tools, as a whole, to tools that we purchased before. The reason being that we found very nice opportunities in the market from tools —from fabs of intel — fab 22, fab 11 and also AMD Dresden that will be installing their fabs and putting their other [titled] equipment.

So we found really exciting opportunities and good leverage on that and this is why we really saved on the CapEx.

Eric Rubel - MTR Securities – Analyst

Oren, one more question if I could on Fabl, your Fabl. You mentioned that you’re — you mentioned that you’re about 80% full and that that’s going to drive higher throughout the year. In terms of sort of the floor space in Fabl, it’s probably 80% of equipment, but do you have more — in both of your fabs, is there additional floor space that you can add equipment to?

Russell Ellwanger - Tower Semiconductor – CEO

So I mentioned that Fabl was at 80% utilization. It’s fully equipped. There is no more equipment that would need to be in Fabl.

Eric Rubel - MTR Securities – Analyst

Is there more room to add equipment? Is there more floor space?

Russell Ellwanger - Tower Semiconductor – CEO

There’s annexes that could be built out. The fab itself is fully built out with the equipment. One could –

Eric Rubel - MTR Securities – Analyst

Meaning you’d require some new — you’d have to build more clean room space before you could add more equipment?

Russell Ellwanger - Tower Semiconductor- CEO

Yes. It’s foreseeable that for some specialty technologies, where some of the steps might not be compatible with the CMOS flow that you would build up an annex. Because it’s highly specialized, you’d have a model in building the annex that the costs would be predominantly taken by the customer. And you’d build up an annex to be able to do those several processing steps, being compatible with the CMOS flow.

Eric Rubel - MTR Securities – Analyst

Okay.

Russell Ellwanger - Tower Semiconductor – CEO

And then upon [passovating] the wafer, they can go in to get the back end processing that would be common with the CMOS flow. So that’s what I would be referring to as far as an annex and possibly incremental capacity through doing an annex in either Fab1 or Fab2.

Eric Rubel - MTR Securities –Analyst

Okay.

Russell Ellwanger - Tower Semiconductor – CEO

But the Fab1 is fully built out as it sits right. The clean room is full of equipment. In Fab2, were presently building up to about 30,000 wafer start per month capacity and the fab, depending on the flow type, can be anywhere between 40 to 45, 46,000 wafer per month capacity.

Eric Rubel - MTR Securities – Analyst

And that’s 0.18, 0.13?

Russell Ellwanger - Tower Semiconductor – CEO

Yes.

Eric Rubel - MTR Securities –Analyst

Paul, if I could turn back one more question to you, if I could. If you could talk about kind of the product mix? You highlight the aerospace and military as part of a — the continuing and ongoing focus at Newport. Could you talk a little bit about how much — what percentage of the mix that product set is currently and if you could also talk about on the RF and consumer side, how that product portfolio looks into the second half of 2008?

Paul Pittman - Jazz Technologies – CFO

Sure. Sure. So for aerospace and defence, represents approximately 10% or slightly under of our business overall. That tends to be a reasonably small volume, but very high margin part of our business and a part of our business that we’re trying to grow. Our desire is to take that business beyond purely aerospace and defence and into other, what we call, high-reliability markets, automotive for example, because there are some special opportunities for our technology and our capability in that area.

Our business though, overall, about 75% of our business is transceivers generally and about — of that 75% is transceivers, about 70% of that is hand — is cell phone handsets. And I made the comment earlier in the call that we are very levered toward those hand — towards cell phone handsets with both the good and bad implications that come from that in terms of the cyclicality of that marketplace.

Eric Rubel - MTR Securities – Analyst

Is there — are there any changes on the customer side that have any impacts into the back half of 2008 for you on that transceiver side of the business?

Paul Pittman -Jazz Technologies – CFO

No, no. Not — none that are sort of — none that are material. It’s more about the fundamental demand for the business, it’s not customer specific.

Eric Rubel - MTR Securities – Analyst

Okay. Fair enough. Thank you.

Operator

The next question is [Omar Tiwana] of CRT Capital. Please go ahead.

Omar Tiwana - CRT Capital – Analyst

Hi, guys. Just a quick clarification on the Jazz convert. As I understand it, it would be junior to your — the Tower bank debt and senior to the Tower converts.

Oren Shirazi - Tower Semiconductor- CFO

Not exactly. This is totally separated. I mean –

Omar Tiwana - CRT Capital –Analyst

Okay.

Oren Shirazi - Tower Semiconductor- CFO

Debts in Tower are different legal entities. Okay? So for Tower, if you look in Tower, you will — we have indeed a senior level bank debt and we have subordinated to it Tower bonds. For — in the level of Jazz, there is only this debt. Of course there is also the Wachovia Bank loan.

Omar Tiwana - CRT Capital – Analyst

Sure. Okay.

Oren Shirazi - Tower Semiconductor – CFO

So its separated.

Operator

The next question is [S.T. Tarabucanda] of [Gutar] Global Capital. Please go ahead.

S.T. Tarabucanda - Quattro –Analyst

Yes. Hi, it’s S.T. Tarabucanda at Quattro. Just building on the last question, just to confirm then, when the merger closes, will Jazz be maintained as, then, a separate subsidiary? Or will you eventually bring it forward — bring it up to be at one level with Tower?

Oren Shirazi - Tower Semiconductor- CFO

No, it will be separated, a different entity.

S.T. Tarabucanda - Quattro –Analyst

Okay. Thank you.

Operator

The next question is [Daniel Caplan] of [Akimosis]. Please go ahead.

Daniel Caplan - Acansis –Analyst

Hello? Hi. Its Dan Caplan from [Acansis] Capital. So following up on that line of questioning, after the merger, how will you be allocating the synergies and also what will be Jazz Semiconductor filing requirements?

Oren Shirazi - Tower Semiconductor- CFO

Paul, do you want to address the filing requirements?

Paul Pittman - Jazz Technologies – CFO

Sure. We will cease to trade as an independent public company after the merger closes. The company that will continue to trade is Tower, which as you all know is a NASDAQ and Tel Aviv listed stock. So that’s — I think that answers that question.

Oren, do you want to pick up on allocation of synergies?

Oren Shirazi - Tower Semiconductor- CFO

Yes. So we will look into that. Like Russell said, we have some raw materials that maybe we are paying a little bit lower than Jazz, so if Jazz can do a cost reduction on that to align to Tower prices, it will be recorded in Jazz books and if it would be vice versa, it would be vice versa. It will be separated books, separate accounting, separated two companies.

Paul Pittman - Jazz Technologies – CFO

all right. I think, if you just don’t mine, Oren, I’ll add just one comment. I think if you roughly think of the $40 million of synergies that we have discussed in some of the releases, you can probably think about that as a sort of allocated roughly 50/50 between the two companies in terms of where the actual impact ends up in accounting context.

Daniel Caplan - Acansis – Analyst

Got it. So the — I guess the remaining question is when you do file, when Tower Semiconductor files, will it be breaking out Jazz Semiconductor? (inaudible) level?

Paul Pittman - Jazz Technologies – CFO

I’m not sure we’ve actually — I’m not — Oren, I’ll turn this over to you. I haven’t spent a great deal of thinking about whether we’ll segment report or not.

Oren Shirazi - Tower Semiconductor – CFO

In principle, no. In principle, it will be Tower consolidated financial statements filed with the SEC and the Israeli Securities Exchange Commission and I don’t think there will be a split of that. I believe that regardless of that, Jazz will continue to have separated financial statements.  This is — it will not be public, but still it will be needed of course for the U.S. authorities, et cetera.

Daniel Caplan - Acansis – Analyst

Okay. Thank you.

Operator

The next question is a follow-up question. Chris Cook of (inaudible). Please go ahead.

Chris Cook – Analyst

Yes. Based on your guy’s synergy intent, pro forma interests, I guess post-synergy EBITDA and pro forma interest and CapEx, you’ll be generating free cash flow at the pre-tax line. What are you tax obligations? Number one. Can you shield that from taxes, number two? What will you do with that free cash flow?

Oren Shirazi - Tower Semiconductor – CFO

Okay. So Tower Semiconductor has a net operating loss carry forward for an unlimited amount of time of approximately $900 million. So –

Chris Cook – Analyst

$800 million?

Oren Shirazi - Tower Semiconductor – CFO

$900 million. So apparently until we will gain and accumulate the number of $900 million for taxes, we will not pay tax, so it will not be in the foreseeable future. At least for Tower. Jazz also, I believe, has more than $100 million operating losses?

Paul Pittman - Jazz Technologies – CFO

Yes, we have a substantial net operating loss as well, which we believe we can largely maintain through this transaction, which will shield taxes on the U.S. side.

Chris Cook – Analyst

Okay. So you — pro forma, it looks like for the cost saves, you’ll be generating 40 to 50 million in free cash after tax. But will you use that cash to strengthen the balance sheet?

Russell Ellwanger - Tower Semiconductor – CEO

Really left to be seen. It’ll be used for strengthening the company. And it really depends on what opportunities are at hand at the moment.

Chris Cook – Analyst

And what’s the tenure of your bank debt? Of Tower’s debt? When is that due and (inaudible) schedule?

Oren Shirazi - Tower Semiconductor-CFO

Okay. So within Tower, we have two types of debt, similar to Jazz, which is bonds and bank debt. So the subordinated bonds, they are — there is no way a repayment principle —there is no principle repayment before the end of 2011 and it’s mainly spread between the end of 2011 until 2016. This is totaling to between $100 million and $120 million, it depends on the exchange rate.

In addition to that, Tower has bank debt and also a loan to [Isla] Corp. This is totaling $400 million and this is also spread between the end of 2009 and 2012. This loan is now carrying interest, basically LIBOR plus 1.1 and a small portion of this is LIBOR plus [one].

Chris Cook – Analyst

Thanks.

Operator

The next question is Ramesh Misra of Collins Stewart. Please go ahead.

Ramesh Misra - Collins Stewart – Analyst

Okay. Good evening Russell and Oren. Good morning, Paul. My first question is in regards to the details of the Vishay agreement that you strengthened. Can you provide any greater color or details about that, Russell?

Russell Ellwanger - Tower Semiconductor – CEO

Certainly. So we’re continuing to manufacture the trench MOSFETs that we have bee manufacturing from the start of the agreement. And were adding to that two new technology platforms. One of them is already en route for qualification. The contract is, again, a multi-year contract. And everything is going well.

Ramesh Misra – Collins Stewart – Analyst

Okay. (inaudible), can you provide some idea of what the value of this contract is?

Russell Ellwanger - Tower Semiconductor –CEO

Somewhere on the order of 20 million a year.

Ramesh Misra - Collins Stewart – Analyst

Okay. So previously you had a $200 million, five-year deal with them. Is that correct? Or is it —?

Russell Ellwanger - Tower Semiconductor- CEO

Ten year.

Ramesh Misra - Collins Stewart – Analyst

Ten years. Ten years. So we still have, I presume, roughly about six or seven years left in that? Is that correct?

Russell Ellwanger - Tower Semiconductor – CEO

That contract is no longer existent. So we have now –

Ramesh Misra - Collins Stewart-Analyst

I see.

Russell Ellwanger - Tower Semiconductor – CEO

A five-year contract.

Ramesh Misra - Collins Stewart – Analyst

So $20 million a year?

Russell Ellwanger – Tower Semiconductor- CEO

Yes. Approximately.

Ramesh Misra - Collins Stewart – Analyst

Got it. Okay. all right. In regards to Tower Semi’s gross margin profile, excluding the depreciation, with the 0.13 micron ramping up at Fab2, can we anticipate meaningful changes to that over the next few quarters?

Russell Ellwanger – Tower Semiconductor- CEO

So we are ramping, that is correct. We’re working also on closing different contracts over the next quarters. I wouldn’t want to commit that the margin will be increasing and I won’t say that it’s not. But we are ramping the 0.13 capacity and we are as well working on contracts to use that capacity. It is not closed yet. So as I mentioned in the conference call, some of the contracts that we’re working on, capacity is needed before the contract is solidified. So the capacity is now at hand and we have to then see how the contract works out.

Ramesh Misra - Collins Stewart – Analyst

Okay. So it’s safe to assume as that 0.13 micron production ramps, gross margin should trend up modestly?

Russell Ellwanger - Tower Semiconductor – CEO

I don’t want to commit to that. I would think if you look at 0.13 versus 0.18, one would assume that the selling price is higher for the 0.13. But we’ll see in the Q3, Q4 time frame.

Ramesh Misra - Collins Stewart – Analyst

Okay. In regards to the cost reduction that you talked about, the $20 million, I’m sorry, I missed the — by when you expect to realize that $40 million of savings?

Russell Ellwanger - Tower Semiconductor – CEO

We would think that some of that could probably be realized very close to day one, post closure and others of it would probably take somewhere between 60 to 90 days. But I would believe that a good portion of it can happen very shortly after the closure.

Ramesh Misra - Collins Stewart – Analyst

Okay. And this is $40 million on an annualized basis.

Russell Ellwanger – Tower Semiconductor – CEO\

Yes, Ramesh.

Ramesh Misra - Collins Stewart – Analyst

Okay. In regards to utilization levels at Jazz Semi, where have they been running at? And in Q2, Paul, where do you see that utilization level being at?

Paul Pittman - Jazz Technologies – CFO

Yes, our utilization levels have been, in the last couple of quarters, as high as in the low 90s. And in Q2, I think we’re predicted to be six— between 65 and 70% utilization in Q2. And again, related to the weakness in the handset market we discussed earlier.

Ramesh Misra – Collins Stewart – Analyst

Right. Okay. And in regards to physical space at Newport Beach, is there further room for expansion from the roughly 200k wafer starts per year?

Paul Pittman - Jazz Technologies – CFO

No there is not. Our facility is more or less fully built out. There is a few modest debottlenecking opportunities, which could make a marginal increase in capacity, but there’s not a significant capacity expansion opportunity in our facility.

Ramesh Misra - Collins Stewart – Analyst

Got it. Russell, does it make sense to cross-qualify some processes between the two — or well between the three fabs? Or is that something that does not make much sense and it’s — you’re not going to pursue that at all? So basically I’m down — I’m kind of looking at is there room for moving maybe some of the lower margin products out of the Newport Beach facility to, well, either to the partners in Asia or even to Fabl in Israel?

Russell Ellwanger - Tower Semiconductor- CEO

So the question has to be answered in a two-pronged fashion. To begin with, to qualify process flow in Newport Beach as well as in Midgal Haemek, it makes very good sense, depending on the process flow.

If you look, for example, the 0.13 micron silicon germanium, that’s now being qualified, being completed at Newport Beach. In that case, there’s not an existing customer base that is already qualified. It would make very good sense to bring up the process in both places and have the ability to qualify parts from both facilities for the customer during an initial qualification phase.

Or to have the ability to say which customer, which part would make sense to run where, as part of an overall capacity margin model. So if we’re looking at the bringing up of new technologies to where there isn’t an established base presently, it certainly makes sense to cross-qualify and to have the freedom as to where one wants to be able to run the flow.

Now, when it comes to existing high-volume customers, especially within the realm of the silicon germanium, it’s very, very difficult to do a copy exactly and to try to bring up and dual source or backup source in a silicon germanium for existing customers, I think, my present understanding and discussions with both Jazz internally and customer base, that probably doesn’t make too much sense.

Now as far as lower margin products, I think to go to Fabl, I think that one has its own road map that in and of itself is a very nice road map. So maybe one wouldn’t want to bring a low-margin product to Fabl, but I think one of the beauties of Jazz is a real crown jewel that I think is maybe underappreciated is its presence in China and is the fact that it has an employee base in China, is the fact that it has manufacturing agreements in China, and those can be developed, that one can take customers, be able to deliver to them a complete suite and to run higher margin, more value-add products at either Newport Beach or maybe at Tower and to take lower-margin products and to move them into a facility in a lower-cost region.

So in that case, I think that qualification of lower margin flows elsewhere very much makes sense. But that is something that we’re — will be looking at and will be focusing on over the next weeks and months to put together basically a day zero, hit the ground running post-closure so that we have a strategy and tactics that everyone is aligned to and we can then join our customers, combined customers, into being very happy with and very thrilled to work with us towards the realization of it.

Ramesh Misra – Collins Stewart – Analyst

Okay. In regards to Jazz’s investment in — on NEC, how much did Jazz pay out for that?

Russell Ellwanger - Tower Semiconductor – CEO

Paul, please?

Paul Pittman - Jazz Technologies – CFO

Yes. We have paid for that investment approximately $10 million when the investment was made. It is currently carried on our balance sheet at approximately $19 million.

Ramesh Misra - Collins Stewart –Analyst

Okay. So I’m afraid I’m not sure, is HHNEC publicly traded? Or how do you get to that $19 million valuation?

Paul Pittman - Jazz Technologies – CFO

HHNEC is a private company. So the evaluation — where that evaluation of 19 comes from, as you may or may not be aware, Jazz was acquired in February of 2007. And during the purchase accounting valuations that were done at that time by outside valuation firms, the — it was the decision was taken to write the asset up based on its estimated fair market value at the time of that acquisition in early 2007.

Ramesh Misra - Collins Stewart – Analyst

Got it. And has that fair market value changed? I know you probably can’t talk very much about that.

Paul Pittman - Jazz Technologies – CFO

No, it’s — I mean the reason I gave you both facts, the price paid and the balance sheet number is obviously you have to look at both of those numbers as snapshots in time, and then obviously market values for a 10% stake in a large Chinese foundry will change with the market cycles for foundries generally, so I think you need to take what I said and complete the analysis yourself. I kind of gave you the –

Ramesh Misra - Collins Stewart – Analyst

Got it.

Paul Pittman - Jazz Technologies – CFO

Each end of the opportunity and you can take it through and come up with your own view.

Ramesh Misra – Collins Stewart – Analyst

Okay. And then just finally, in terms of — so I presume this ownership stake will — well the profits or the losses from that will be shown — will show up as a minority line item on the consolidated statements?

Paul Pittman - Jazz Technologies – CFO

No, we don’t draw it out as a separate minority line item today, obviously, it’ll be up to Tower’s auditor to take a view on what they want to do, but I would — Oren, it’s — I’ll turn it over to you, but I’d say it’s probably unlikely that that’ll be a separate line item for HHNEC stake, except as an investment.

Oren Shirazi - Tower Semiconductor – CFO

Yes. Paul, you are correct. Absolutely. I believe if and when they will go public or sold or just would sell it to somebody else, I understood their revenue is 340 a year, so 10%— if you look at the multiple on the sale of whatever you want to take, and 10% of this, I’m sure is much higher than 19%. So whenever it will be exited somehow, I’m sure there will be a big, I don’t know.

Again, this would be considered a capital gain, which is not related to minority because this is considered as long as Jazz holds 20%, which is considered accounting based on the historical costs as evaluated, like Paul mentioned. So bottom line, this is capital gain in Jazz accounting and also will be capital gain when it will roll up to Tower’s consolidated financial statement.

Ramesh Misra - Collins Stewart – Analyst

Got it. So basically this is not really a financial asset, but this is a manufacturing asset that you hope to capitalize upon, moving some of the production?

Paul Pittman - Jazz Technologies – CFO

Yes, I believe the best way to look at the HHNEC investment, and obviously Oren or Russell correct me if you disagree, but you should look at that as a manufacturing and strategic relationship with a potential investment upside because we do have the ownership stake in it.

Russell Ellwanger - Tower Semiconductor – CEO

Exactly. I concur.

Ramesh Misra - Collins Stewart – Analyst

Okay. all right. Thanks very much for your time.

Russell Ellwanger - Tower Semiconductor – CEO

Thank you very much.

Operator

Thank you. (OPERATOR INSTRUCTIONS). There are no further questions at this time. Mr. Ellwanger, would you like to make your concluding statements?

Russell Ellwanger - Tower Semiconductor-CEO

Yes. so firstly, thank you for the very nice attendance on the call. I’m very happy that there was interest. And we’re certainly very excited about what’s occurred in the past day and what we do as a combined company. So I thank you again for your participation.

On May 21st, meaning on this coming Wednesday, I’ll be attending the sixth annual Wedbush Morgan Securities Conference in New York with Paul Pittman, Jazz’s CFO, who’s on the phone. Paul and I are scheduled to present at three in the afternoon and would very much look forward to visiting with any of you who may be attending. So if you have any more questions, interest, we’ll be happy to answer it independently or we’d love to meet with you at the conference.

So thank you very, very much, and, operator, you can disconnect from the call. Thank you.

Operator

Thank you. This concludes the Tower Semiconductors First Quarter 2008 Financial Results and Jazz Technologies Acquisition Conference Call. Thank you for your participation and you may go ahead and disconnect.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority.  These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz.  Tower and Jazz are providing this information as of the date of this document and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650-6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at 949-435-8181.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger.  Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available.  Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007.  Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008.  These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.